

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Robert Glaser
Chief Executive Officer
RealNetworks Inc.
1501 First Avenue South
Seattle, WA 98134

> **Re: RealNetworks Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2022**
> **File No. 001-37745**

Dear Robert Glaser:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Patrick J. Schultheis